SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM   10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

EWRX Internet Systems Inc.

(Name of Small Business Issuer in its charter)

             Nevada                                                                                 980117139

 (State or other jurisdiction of incorporation or organization)                (I.R.S. Employer Identification No.)

# 910- 4950 Yonge St., Toronto, Ontario Canada                                                                          M2N 6K1

(Address of principal executive offices)                                                                             (Zip Code)

Issuer’s telephone number (416-464-2076)

Securities to be registered under Section 12(b) of the Act:

                   Title of each class                                      Name of each exchange on which

                          To be so registered                                    each class is to be registered

                 Common Stock                                          NASD OTC Bulletin Board

Securities to be registered under Section 12(g) of the Act:

                                                                    Common Stock                       _______________________________________________________________________
                                                                      (Title of class)

1

TABLE OF CONTENTS

PART  1

Item  1   Description of Business

Item 2     Management’s Discussion

Item 3     Description of Property

Item 4     Security Ownership

Item 5     Directors, Executive Officers, Promoters

Item 6     Executive Compensation

Item 7       Certain Relationships and Transactions

Item 8       Description of Securities

Part ll

Item 1     Market Price and Related Shareholders Matters

Item 2     Legal Proceedings

Item 3     Changes in and Disagreement with Accountants

Item 4      Recent Sales of Unregistered Securities

Item 5      Indemnification of Directors and Officers

 Part lll                EXHIBITS INDEX

Exhibits Index

Signatures

2

Page F-1             Part F S Financial Statements

F1-F15     December 31, 2003 and 2002

F16-F29    December 31, 2004 and 2003

F30-F42     December 31, 2005 and 2004

FORWARD LOOKING STATEMENTS

When used in this registration statement, the words “expect”, “anticipate”, “intend”, “plan”, “believe”, “seek” and “estimate” or similar expressions are intended to identify such forward-looking statements.

Forward –looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions, including, but not limited to, the following risk factors, which could cause the company’s future results and stock values to differ materially from those expressed in any forward-looking statement made by or on behalf of the company.

Many such factors are beyond the company’s ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. The company disclaims any intent or obligation to update publicly any and all forward-looking statements, whether as a result of new information, future events or otherwise.

3

ITEM  1.    DESCRIPTION OF BUSINESS

Corporate Background

EWRX Internet Systems Inc. (the Company), “Registrant” or “ EWRX” is a publicly traded company. Its primary interest is in the software development and marketing industry. The business office of the company is: # 910- 4950 Yonge Street, Toronto, Ontario, Canada,  M2N 6K1.

EWRX was incorporated in the State of Nevada on June 25, 1997. The Common Stock of the Company traded on the OTC Bulletin Board (“OTCBB”) under the trading symbol “EWRX” until October 18,1999 when they traded under the symbol “EWRXE”. The “E” was added by The National Association of Securities Dealers inc. (“NASD”) to reflect the Company’s inability to meet NASD requirements for listing on the OTCBB.

On November 17, 1999, the Company’s stock began trading on the “pink sheets” under the symbol “EWRX”.

Prior to 1999 the Company’s sole business was in the Resource Sector. The Company was known as Europa Resources Inc.

Effective January 27, 2000 the Company re-listed its common stock on the OTCBB, following clearance of its form 10SB by the SEC.

It is the intention of the Company to apply for listing on the OTC Bulletin Board (“OT CBB”). There can be no assurance given that the Company will be successful in this attempt.

 In preparation for this event EWRX has commissioned an audit of the Company’s books and records. When complete, this audit will be effective through December 31, 2005. In the last three years, the company mainly focused on raising some funds to clean its debts and completing the auditing, preparing for the filings to SEC and seeking potential business opportunities.

Prior to 1999, the Company’s sole business was in the resource sector where the Company held certain mineral interests in the Ukraine. The interests were held in a joint venture with a private Ukrainian company for the development and production of industrial garnets for abrasive applications. EWRX interest in this project was abandoned in the last quarter of 1998 and the investment was written off. In the settlement agreement EWRX recovered the 2,000,000 shares it used as part of the purchase arrangement. Subsequently the Company wrote off and closed all of its’ subsidiary operations.

EWRX is in compliance with the requirements of registration in the State of Nevada. The Corporate Number (EWRX) in Nevada is C13672-97. EWRX has arranged for local representation through an approved agent by the name of Corporate Trust Company of Nevada, 6100 Neil Road (STE500), Reno, NV 89511.

4

ITEM  2.   Management’s Discussion

EWRX is a development stage company in the software development and marketing industry. The Company has been in negotiations with Navitex Canada Inc. to acquire the software developed under the trade name “ Instant Recall”(formerly called: Flashback”). This software will help EWRX establish its sales and marketing team in the industry. EWRX is also negotiating for proven software in the educational resource sector. If successful, this would be a very desirable development.

While EWRX is a relative newcomer to this industry, management believe that with the right product and the support of an experienced group in the distribution and sales fields, the Company will be able to penetrate the marketplace. The industry is receptive to “proven” new products and where the product has unique features, it has an interest in testing the product to prove the potential.

Competition is quite keen and where major brands have proven product in distribution it may be difficult to capture any major market share in the short term, unless the product has unique features that are readily apparent. At the current time, this product has been tested and proven in several major markets and by several major distributors as well as computer manufacturers for distribution as part of their OEM hardware.

This product (“Instant Recall”) has patents pending applied for and will apply for trademark registration in the near future.

Government approvals for Instant Recall are not required and the Company does not anticipate any such requirement in the future.

EWRX has no permanent or part time employees at this time. The management of the Company, while fully employed, receive no compensation from the company for their services.

The Company has completed an audited financial statement of its affairs through December 31, 2005 and including the years 2002, 2003 and 2004. These reports will be submitted to the SEC and will be available for viewing or copying by security holders of the Company.

ITEM  3.    DESCRIPTION OF PROPERTY

EWRX has no investments in real estate and has no intention of purchasing any property for investment or any other purpose. It leases its present office space on an informal month to month basis. Once EWRX has sufficient cash flow to justify hiring full or part time staff, it will seek a permanent office location to conduct its business activities.

ITEM  4.  Security Ownership

Title of Class             Name and Address of             Amount           Percent of Class

                                     Beneficial owner

Common.           Navitex Canada Inc.

              73,873,733            73.873733%

5

Navitex Canada Inc. is beneficially owned by Mrs. Jessica Wang/Price, an Officer and Director of EWRX Internet Systems Inc. There are no agreements in place or contemplated that would cause Navitex to engage in any activity that would affect the conduct of the day to day business of, or change control, of EWRX.

ITEM  5.  Directors and Officers

(a) Name

Age

Position

Term or Period

      Phil E. Pearce

Director

May 01-December, 02

      Ron Davis

53

Director

Inception to April, 01

      Michael Dodds

Director

May 01 to Feb. 03

      Kenneth Lindh

Director

March 01 to Feb. 03

      William Wilson

64

Director

Dec., 99 to Feb., 03

      Jessica Q. Wang

43

Director

Nov., 01 to Present

      Liming Wang

46

Director & Treasurer

Feb., 03 to Present

      Eric Chan

48

Director

Feb., 03 to Present

      Robert Giustra

Interim President

April 01 to April 02

      Jessica Q. Wang

President and C.E.O.

June 02 to Present

      Elwin Cathcart

80

Consultant

November, 01 to Present

Ms. Jessica Q.Wang/ Price has served as the CEO & President of EWRX since 2002. She has been the Chairman of the Board of Navitex Technology Inc. since 2002 and is the founder and owner of Navitex Canada Inc. since 1999. From 1993 until 2001, Ms. Wang was the Chairman of the Board of Hong Kong Dongling Holding Co.

Mr. Eric Chan has been a Board Director of the company since 2003. He was a former VP of Kingly Securities Inc., a securities and futures trading company specializing in financial investment in Hong Kong and was the co-founder of G.C. Systems, a computer system builder wholesaler in Canada before 2003.

Mr. Liming Wang has been a Board Director of Ewrx since 2003. He was the founder and owner of Easy Comfort OP Inc. from 2000 to 2005

As the Directors and Officers of the Company (prior to the change of management) were not know to the present Board of Directors, it is not within our knowledge to report their respective ages or business experience.

6

There are no family relationships among directors or executive officers. Within the last three years, no executive officer or director has filed for bankruptcy or had conviction of criminal proceeding and no executive officers or directors are subject to a pending criminal proceeding or enjoined, barred, or suspended from any type of business, securities or banking activity. No directors or executive officers have been found to have violated SEC or Commodity Futures Trading rules or regulations.

ITEM  6.   Executive Compensation

There has been no Compensation, of any description, paid to any Officer or Director of the Company from 2002 until the present date.

ITEM  7.    Certain Relationships and Transactions

The Company had loans from Navitex Technology, Inc., a company that is controlled by one of the stockholders of the Company, with an outstanding balance of $7,223 (2004 - $6,085). This loan does not bear interest and has no fixed terms of repayment.

Mr. Liming Wang, Director since February 2003, loaned the Company $60,000.00. Under a loan agreement that was effective September 1, 2004, the director will be repaid the entire principal $60,000 and $10,000 as the full interest. Please see the Auditor’s notes as accompanying the financial statements

No other transactions have taken place between the company and its directors and / or shareholders

ITEM  8.   Description of Securities

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.001 per share. As of December 31, 2005, there were 100,000,000 shares issued and outstanding. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of Preferred Stock, which may from time to time be outstanding in the future, the Common Stock holders are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore, and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the Preferred Stock, if any. Holders of Common Stock have no pre-emptive rights and have no rights to convert their Common Stock into any other securities.

7

Preferred Stock

The Company is authorized to issue up to 500,000 shares of Preferred Stock with a par value of $0.01 per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters) preference as to dividends and liquidation, conversion, redemption rights and sinking fund provisions.

There were no Preference Shares issued or outstanding at the date of this submission.

8

                                                      PART  11

Item  1.  Market Price of and Dividends on the Registrant’s Common Equity and

Related Stockholder Matters

               HIGH                                                                      LOW

2005       First Quarter

               $ 0.004                                                                       $0.004

   Second Quarter

   $ 0.004                                                                       $0.004

   Third Quarter

  $ 0.004                                                                        $ 0.003

  Fourth Quarter

              $ 0.004                                                                        $ 0.003

2006      First Quarter

              $ 0.004                                                                       $ 0.003

            Second Quarter

        $ 0.003                                                                         $ 0.002

The Company has no fixed dividend policy. The Board of Directors may from time to time consider dividend distribution, however, for the foreseeable future it is anticipated that the Company will use all available cash flow in financing its pursuit of growth.

At the present time there are no options or warrants outstanding and no securities convertible to Common Stock.

ITEM  2.    Legal Proceedings

The Registrant is not a party to any pending legal proceeding nor is any of its assets under any legal claim or disagreement.

ITEM  3.    Changes in and Disagreement with Accountants

There have been no disagreements on accounting and financial disclosures by the Company during the tenure of the current Board of Directors nor, to the knowledge of the Board, at any time from the inception of the Company.

ITEM 4.   Recent Sale of Unregistered Securities

There have been no sales of unregistered Securities by the registrant.

9

ITEM  5.   Indemnification of Directors and Officers

Pursuant to the By-laws of the Company, Article VI, the Company has agreed to indemnify it’s Directors and Officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit or proceedings The Company as determined by the Board of Directors may similarly indemnify employees, agents and other persons.

10

Part lll EXHIBITS INDEX

 Exhibits Index

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Ewrx Internet Systems Inc.

(Registrant)

Date: ___November 28, 2006        By:  Jessica Q. Wang / Price

                                                               CEO & President

                                                      (Signature)*

*Print name and title of the signing officer under his signature

11

Part  F S  Financial Statements

Financial Statements

The Audited Financial Statements for EWRX Internet Systems Inc. for the years 2002, 2003, 2004, and 2005 are presented in the following pages.

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

(EXPRESSED IN U.S. DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

EWRX Internet Systems Inc.

We have audited the accompanying balance sheets of EWRX Internet Systems Inc. (A Development Stage Company) as of December 31, 2003 and 2002 and the related statements of loss, stockholders' deficiency, and cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2003.   The financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes 1 and 2 to the financial statements, the Company is in the development stage, has incurred losses and negative working capital from operations, which raises substantial doubt about its ability to continue as a going concern.  Management's plans regarding these matters are described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Toronto, Canada

CHARTERED ACCOUNTANTS

July 7, 2006

SF Partnerhip, LLP   4950 Yonge St.    Suite 400

Toronto, Ontario, Canada M2N 6K1     416-250-1212

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Balance Sheets

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

2003

2002

ASSETS

Current

Cash

$

-

$

-

Total Assets

$

-

$

-

LIABILITIES

Current

Accounts payable and accrued charges

$

1,307,601

$

1,326,133

Advances from stockholder

13,284

15,410

Total Liabilities

1,320,885

1,341,543

STOCKHOLDERS' DEFICIENCY

Capital Stock (note 4)

66,126

26,126

Additional Paid-in Capital

7,200,274

7,200,274

Deficit Accumulated During the Development Stage

(8,587,285)

(8,567,943)

Total Stockholders' Deficit

(1,320,885)

(1,341,543)

Total Liabilities and Stockholders' Deficiency

$

-

$

-

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Loss

Years Ended December 31, 2003 and 2002, and the Period from

Re-entering the Development Stage Through to December 31, 2003

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

Stage Through

to December 31,

2003

2002

2003

Expenses

Professional fees

$

5,623

$

15,956

$

21,579

Office and general

746

4,759

5,505

Salary and wages

-

28,000

28,000

Management fees

-

15,000

15,000

6,369

63,715

70,084

Loss from Operations

(6,369)

(63,715)

(70,084)

Other Expenses

Interest and financing charges

12,973

8,084

21,057

Total Other Expenses

12,973

8,084

21,057

Loss Before Income Taxes

(19,342)

(71,799)

(91,141)

Provision for income taxes (note 5)

-

-

-

Net Loss

$

(19,342)

$

(71,799)

$

(91,141)

Loss per Share - Basic and Diluted

$

-

$

-

Weighted Average Number of Common Stock

51,331,746

25,126,843

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Stockholders' Deficiency

From Re-entering the Development Stage Through to December 31, 2003

(Expressed in U.S. Dollars)

Deficit

Accumulated

Accumulated

Additional

During the

Other

Total

Number of

Capital

Paid-in

Development

Comprehensive

Stockholders'

Shares

Stock

Capital

Stage

Loss

Deficiency

Balance, December 31,

2001

20,704,140

$

20,704

$

6,967,848

$

(8,496,144)

$

-

$

(1,858,224)

Stock issued on settlement

of debt

1,276,227

1,276

197,872

-

-

199,148

Stock issued on Flashback

purchase

3,700,000

3,700

-

-

-

3,700

Stock issued on private

placement

445,900

446

44,144

-

-

44,590

Finance fee

-

-

(9,590)

-

-

(9,590)

Net loss

-

-

-

(71,799)

-

(71,799)

Balance, December 31,

2002

26,126,267

26,126

7,200,274

(8,567,943)

-

(1,341,543)

Stock issued on settlement

of debt

40,000,000

40,000

-

-

-

40,000

Net loss

-

-

-

(19,342)

-

(19,342)

Balance, December 31,

2003

66,126,267

$

66,126

$

7,200,274

$

(8,587,285)

$

-

$

(1,320,885)

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Cash Flows

Years Ended December 31, 2003 and 2002 and the Period from

Re-entering the Development Stage Through to December 31, 2003

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

 Stage Through

 to December 31,

2003

2002

 2003

Cash Flows from Operating Activities

Net loss

$

(19,342)

$

(71,799)

$

(91,141)

Changes in working capital

Accounts payable and accrued charges

21,468

33,026

54,494

Advances from stockholder

(2,126)

73

(2,053)

19,342

33,099

52,441

Net cash used in operating activities

-

(38,700)

(38,700)

Cash Flows from Financing Activities

Proceeds from stock subscriptions

-

38,700

38,700

Net cash provided by financing activities

-

38,700

38,700

Cash - beginning of  year

-

-

-

Cash - end of year

$

-

$

-

$

-

Supplemental Information:

Cash paid for interest

$

12,973

$

8,084

$

21,057

 Cash paid for income taxes

$

-

$

-

$

-

Non-cash Financing Activity:

Stock issued on settlement of debt

$

40,000

$

199,148

$

239,148

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

1.

Organization and Development Stage Activities

Organization

EWRX Internet Systems Inc. (the "Company") was incorporated on June 25, 1997 in the State of Nevada.

Development Stage Activities

Starting in 2001, the Company became inactive and its activities have been comprised mainly of administrative matters.

2.

Going Concern

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The Company has a negative working capital and a stockholders' deficiency of $1,320,885 as of December 31, 2003 (2002 - $1,341,543) and has reported a net loss of $19,342 for the year then ended.

The Company has been, and remains, dependent upon its stockholders and its ability to raise capital by selling equity securities to finance its operations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.

Summary of Significant Accounting Policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, and their basis of application is consistent.  Outlined below are those policies considered particularly significant:

a)

Use of Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements.  These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from these estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

b)

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The carrying amounts of the financial instruments reported on the balance sheet approximate their fair values due to the short-term nature of the instruments.

c)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards ("SFAS") No.  130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements.  Comprehensive income (loss) is presented in the statements of stockholders' deficiency, and consists of net earnings (losses) and unrealised gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87.  SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

d)

Income Tax

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

e)

Loss per Share

Basic loss per share, which does not include any dilutive securities, is computed by dividing the loss available to common stockholders by the weighted average number of common shares outstanding during the period as required by SFAS No. 128, "Earnings per Share". In contrast, diluted loss per share considers the potential dilution that could occur from other financial instruments that would increase the total number of outstanding shares of common stock. There were no dilutive financial instruments for the years ended December 31, 2003 and 2002.

f)

Advances from stockholder

The advances have no fixed terms of repayment and bear no interest.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

g)

Foreign Translation Adjustment

The transactions of the Company were translated into U.S. dollars in accordance with the provisions of SFAS No. 52, Foreign Currency Translation.  Management has determined that the U.S. dollar is the functional currecny of the Company.  In accordance with the provisions of SFAS 52, transaction gains and losses are included in the determination of income for the relevant periods.

h)

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of the Accounting Review Board (ARB) No. 43, Chapter 4". This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005.  The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of the Accounting Principles Board (APB) Opinion No. 29". SFAS No. 153 replaces the exception from fair value measurement in APB Opinion No. 29 for non-monetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is to be applied prospectively, and is effective for non-monetary asset exchanges occurring in fiscal periods after the December 2004 issuance of SFAS No. 153.  The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of the employee services is recognized as compensation cost over the period that an employee provides service in exchange for the award. SFAS No. 123R will be effective January 1, 2006 for the Company and may be adopted using a modified prospective method or a modified retrospective method.  Staff Accounting Bulletin No. 107, "Share-based Payment," ("SAB No. 107") was issued by the Securities and Exchange Commission ("SEC"), and provides supplemental SFAS No. 123R application guidance based on the views of the SEC. The Company has not yet completed an analysis to quantify the exact impact the new standard will have on its future financial performance.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In March 2005, the FASB issued FASB Staff Position ("FSP") No. 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. (“FIN”) 46 (revised December 2003), Consolidation of Variable Interest Entities” (“FSP FIN 46R-5”). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in Variable Interest Entities (“VIEs”) or potential VIEs when specific conditions exist. This FSP is effective in the first period beginning after March 3, 2005 in accordance with the transition provisions of FIN 46 (Revised 2003), “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51” (“FIN 46R”).  The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), which will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of this interpretation is encouraged. As FIN 47 was recently issued, the Company has not determined whether the interpretation will have a significant effect on its financial position or results of operations.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaces Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28”. SFAS No. 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the Company as of January 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements.

In September 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF 04-13").  EITF 04-13 provides guidance on the purchase and sale of inventory to another entity that operates in the same line of business.  The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw materials, work-in-process or finished goods.  EITF 04-13 applies to new arrangements entered into, or modifications or renewals of existing arrangements, in reporting periods beginning after March 15, 2006. The impact of the adoption of EITF 04-13 on the Company's results of operations and financial condition will depend on the nature of future arrangements entered into, or modifications or renewals of existing arrangements by the Company.

In November 2005, the FASB issued FSP FAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123R-3").  FSP FAS 123R-3 provides an elective alternative transition method, to SFAS 123R, in accounting for the tax effects of share-based payment awards to employees. The elective method comprises a computational component that establishes a beginning balance of the Additional Paid In Capital ("APIC") pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC pool of the employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123R. The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS 123R should be determined in accordance with guidance in SFAS No. 123R, if adopted. The Company is currently assessing whether it will adopt the transition election of FSP FAS 123R-3.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment to FASB Statements No. 133 and 140" ("SFAS No. 155").  SFAS No. 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives.  SFAS No. 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133").  In addition, it amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities' ("SFAS No. 140"), to eliminate prohibition on a qualifying special-purpose entity from holding a derivative instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of the Company's first fiscal year that begins after September 15, 2006.  The implementation of SFAS No. 155 is not expected to have material impact of the Company's results of operations and financial position.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS No. 156").  SFAS No. 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights.  SFAS No. 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  The implementation of SFAS No. 156 is not expected to have a material impact on the Company's results of operations and financial position.

In April 2006, the FASB issued FASB Staff Position (“FSP”), FASB Interpretation No. (“FIN”) 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 provides accounting guidance on how to distinguish between arrangements that create variability (i.e., the risks and rewards) within an entity and arrangements that are subject to that variability (i.e., variable interests). FSP FIN 46(R)-6 is responding to a need for accounting guidance on arrangements that can be either assets or liabilities (e.g., derivative financial instruments). FSP FIN 46(R)-6 is effective for the first fiscal period that begins after June 15, 2006.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

4.

Capital Stock

Authorized

500,000

preferred shares, at $.01 par value per share

66,126,267

common shares, at $0.001 par value per share

2003

2002

Issued and outstanding

66,126,267

common shares

$

66,126

$

26,126

During 2003, the Company issued 40,000,000 common shares with a par value of $0.001 per share to Navitex Canada Inc. to settle debt amounting to $40,000.

5.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The effects of future changes in tax laws or rates are not anticipated.

Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

The provision for income taxes has been computed as follows:

2003

2002

Expected income tax recovery at the
statutory rate of 34%

$

6,576

$

24,412

Tax effect of expenses that are not deductible for
income tax purposes (net of other amounts
deductible for tax purposes)

-

-

Tax effect of differences in the timing of deductibility
of items for income tax purposes:

-

-

Utilization of non-capital losses to offset current
taxable income

-

-

Valuation allowance

(6,576)

(24,412)

Provision for income taxes

$

-

$

-

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. Dollars)

5.

Income Taxes (cont'd)

The components of deferred income taxes are as follows:

2003

2002

Deferred income tax asset:

Net operating loss carryforwards

$

2,691,797

$

2,685,221

Valuation allowance

(2,691,797)

(2,685,221)

Deferred income taxes

$

-

$

-

The Company has tax losses available to be applied against future years' income.  Due to the losses incurred in the current year and expected future operating results, management determined that it is more likely than not that the deferred tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments. Accordingly, a 100% valuation allowance has been recorded for deferred income tax asset.

6.

Comparative Information

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

7.

Subsequent Events

a)

Accounts Payable and Accrued Charges

The Company has successfully negotiated in 2004 for reductions in amounts owed to certain creditors. These reductions resulted in the recognition of a reduction of accounts payable and accrued charges of $1,142,152.

b)

Capital Stock

During 2004, the Company issued 33,873,733 common shares with a par value of $0.00063 per share to Navitex Canada Inc. to settle debt amounting to $21,316.

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

(EXPRESSED IN U.S. DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

EWRX Internet Systems Inc.

We have audited the accompanying balance sheets of EWRX Internet Systems Inc. (A Development Stage Company) as of December 31, 2004 and 2003 and the related statements of  earnings (loss), stockholders' deficiency, and cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2004.   The financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes 1 and 2 to the financial statements, the Company is in the development stage, has incurred losses and negative working capital from operations, which raises substantial doubt about its ability to continue as a going concern.  Management's plans regarding these matters are described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Toronto, Canada

CHARTERED ACCOUNTANTS

November 15, 2006

SF Partnerhip, LLP   4950 Yonge St.    Suite 400

Toronto, Ontario, Canada M2N 6K1     416-250-1212

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Balance Sheets

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

2004

2003

ASSETS

Current

Cash

$

4,523

$

-

Total Assets

$

4,523

$

-

LIABILITIES

Current

Accounts payable and accrued charges (note 4)

$

219,337

$

1,307,601

Advances from stockholder

21,858

13,284

Loans from related parties (note 5)

32,085

-

Total Liabilities

273,280

1,320,885

STOCKHOLDERS' DEFICIENCY

Capital Stock (note 6)

87,442

66,126

Additional Paid-in Capital

7,200,274

7,200,274

Deficit Accumulated During the Development Stage

(7,556,473)

(8,587,285)

Total Stockholders' Deficiency

(268,757)

(1,320,885)

Total Liabilities and Stockholders' Deficiency

$

4,523

$

-

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Earnings (Loss)

Years Ended December 31, 2004 and 2003, and the Period from

Re-entering the Development Stage Through to December 31, 2004

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

Stage Through

to December 31,

2004

2003

2004

Expenses

Professional fees

$

104,444

$

5,623

$

126,023

Foreign exchange loss

460

-

460

Office and general

-

746

5,505

Salary and wages

-

-

28,000

Management fees

-

-

15,000

104,904

6,369

174,988

Loss from Operations

(104,904)

(6,369)

(174,988)

Other (Income) Expenses

Interest and financing charges

6,436

12,973

27,493

Forgiveness of debt (note 4)

(1,142,152)

-

(1,142,152)

Total Other (Income) Expenses

1,135,716

(12,973)

1,114,659

Earnings (Loss) Before Income Taxes

1,030,812

(19,342)

939,671

Provision for income taxes (note 7)

-

-

-

Net Earnings (Loss)

$

1,030,812

$

(19,342)

$

939,671

Earnings per Share - Basic and Diluted

$

0.01

$

-

Weighted Average Number of
Common Stock

92,297,206

51,331,746

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Stockholders' Deficiency

From Re-entering the Development Stage

Through to December 31, 2004

(Expressed in U.S. Dollars)

Deficit

Accumulated

Accumulated

Additional

During the

Other

Total

`

Number of

Capital

Paid-in

Development

Comprehensive

Stockholders'

Shares

Stock

Capital

Stage

Loss

Deficiency

Balance, December 31, 2001

20,704,140

$

20,704

$

6,967,848

$

(8,496,144)

$

-

$  (1,858,224)

Stock issued on settlement
of debt

1,276,227

1,276

197,872

-

-

199,148

Stock issued on Flashback
purchase

3,700,000

3,700

-

-

-

3,700

Stock issued on private
placement

445,900

446

44,144

-

-

44,590

Finance fee

-

-

(9,590)

-

-

(9,590)

Net loss

-

-

-

(71,799)

-

(71,799)

Balance, December 31, 2002

26,126,267

26,126

7,200,274

(8,567,943)

-

(1,341,543)

Stock issued on settlement
of debt

40,000,000

40,000

-

-

-

40,000

Net loss

-

-

-

(19,342)

-

(19,342)

Balance, December 31, 2003

66,126,267

66,126

7,200,274

(8,587,285)

-

(1,320,885)

Stock issued on settlement
of debt

33,873,733

21,316

-

-

-

21,316

Net earnings

-

-

-

1,030,812

-

1,030,812

Balance, December 31,
2004

100,000,000

$

87,442

$

7,200,274

$

(7,556,473)

$

-

$

(268,757)

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Cash Flows

Years Ended December 31, 2004 and 2003 and the Period from

Re-entering the Development Stage Through to December 31, 2004

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

 Stage Through

 to December 31,

2004

2003

2004

Cash Flows from Operating Activities

Net loss

$

1,030,812

$

(19,342)

$

939,671

Adjustments for:

Forgiveness of debt

(1,142,152)

-

(1,142,152)

(111,340)

(19,342)

(202,481)

Changes in working capital

Accounts payable and accrued charges

75,204

21,468

129,698

Advances from stockholder

8,574

(2,126)

6,521

83,778

19,342

136,219

Net cash used in operating activities

(27,562)

-

(66,262)

Cash Flows from Financing Activities

Proceeds from stock subscriptions

-

-

38,700

Loans from related parties

32,085

-

32,085

Net cash provided by financing activities

32,085

-

70,785

Net Increase in Cash

4,523

-

4,523

Cash - beginning of  year

-

-

-

Cash - end of year

$

4,523

$

-

$

4,523

Supplemental Information:

Cash paid for interest

$

6,436

$

12,973

$

27,493

Cash paid for income taxes

$

-

$

-

$

-

Non-cash Financing Activity:

Stock issued on settlement of debt

$

21,316

$

40,000

$

260,464

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

1.

Organization and Development Stage Activities

Organization

EWRX Internet Systems Inc. (the "Company") was incorporated on June 25, 1997 in the State of Nevada.

Development Stage Activities

Starting in 2001, the Company became inactive and its activities have been comprised mainly of administrative matters.

2.

Going Concern

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The Company has a negative working capital and a stockholders' deficiency of $268,757 as of December 31, 2004 (2003 - $1,320,885) and has reported a net earnings of $1,030,812 for the year then ended.

The Company has been, and remains, dependent upon its stockholders and its ability to raise capital by selling equity securities to finance its operations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.

Summary of Significant Accounting Policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, and their basis of application is consistent.  Outlined below are those policies considered particularly significant:

a)

Use of Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements.  These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from these estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

b)

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The carrying amounts of the financial instruments reported on the balance sheet approximate their fair values due to the short-term nature of the instruments.

c)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards ("SFAS") No.  130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements.  Comprehensive income (loss) is presented in the statements of stockholders' deficiency, and consists of net earnings (losses) and unrealised gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87.  SFAS No. 130 only requires additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

d)

Income Tax

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

e)

Earnings (Loss) per Share

Basic earnings (loss) per share, which does not include any dilutive securities, is computed by dividing the earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period as required by SFAS No. 128, "Earnings per Share". In contrast, diluted earnings (loss) per share considers the potential dilution that could occur from other financial instruments that would increase the total number of outstanding shares of common stock. There were no dilutive financial instruments for the years ended December 31, 2004 and 2003.

f)

Advances from Stockholder

The advances have no fixed terms of repayment and bear no interest.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

g)

Foreign Translation Adjustment

The transactions of the Company were translated into U.S. dollars in accordance with the provisions of SFAS No. 52, Foreign Currency Translation.  Management has determined that the U.S. dollar is the functional currency of the Company.  In accordance with the provisions of SFAS 52, transaction gains and losses are included in the determination of income for the relevant periods.

h)

Recent Accounting Pronouncements

In March 2005, the FASB issued FASB Staff Position ("FSP") No. 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. (“FIN”) 46 (revised December 2003), Consolidation of Variable Interest Entities” (“FSP FIN 46R-5”). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in Variable Interest Entities (“VIEs”) or potential VIEs when specific conditions exist. This FSP is effective in the first period beginning after March 3, 2005 in accordance with the transition provisions of FIN 46 (Revised 2003), “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51” (“FIN 46R”).  The adoption of this standard is not expected to have a material impact on the Company's results of operations or financial position.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), which will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN No.47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than fiscal years ending after December 15, 2005. Retrospective application of interim financial information is permitted but is not required. Early adoption of this interpretation is encouraged. As FIN 47 was recently issued, the Company has not determined whether the interpretation will have a significant effect on its financial position or results of operations.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaces Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28”. SFAS No. 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the Company as of January 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements.

In September 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF 04-13").  EITF 04-13 provides guidance on the purchase and sale of inventory to another entity that operates in the same line of business.  The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw materials, work-in-process or finished goods.  EITF 04-13 applies to new arrangements entered into, or modifications or renewals of existing arrangements, in reporting periods beginning after March 15, 2006. The impact of the adoption of EITF 04-13 on the Company's results of operations and financial condition will depend on the nature of future arrangements entered into, or modifications or renewals of existing arrangements by the Company.

In November 2005, the FASB issued FSP FAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123R-3").  FSP FAS 123R-3 provides an elective alternative transition method, to SFAS 123R, in accounting for the tax effects of share-based payment awards to employees. The elective method comprises a computational component that establishes a beginning balance of the Additional Paid In Capital ("APIC") pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC pool of the employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123R. The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS 123R should be determined in accordance with guidance in SFAS No. 123R, if adopted. The Company is currently assessing whether it will adopt the transition election of FSP FAS 123R-3.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment to FASB Statements No. 133 and 140" ("SFAS No. 155").  SFAS No. 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives.  SFAS No. 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133").  In addition, it amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities' ("SFAS No. 140"), to eliminate prohibition on a qualifying special-purpose entity from holding a derivative instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of the Company's first fiscal year that begins after September 15, 2006.  The implementation of SFAS No. 155 is not expected to have material impact of the Company's results of operations and financial position.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS No. 156").  SFAS No. 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights.  SFAS No. 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  The implementation of SFAS No. 156 is not expected to have a material impact on the Company's results of operations and financial position.

In April 2006, the FASB issued FASB Staff Position (“FSP”), FASB Interpretation No. (“FIN”) 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 provides accounting guidance on how to distinguish between arrangements that create variability (i.e., the risks and rewards) within an entity and arrangements that are subject to that variability (i.e., variable interests). FSP FIN 46(R)-6 is responding to a need for accounting guidance on arrangements that can be either assets or liabilities (e.g., derivative financial instruments). FSP FIN 46(R)-6 is effective for the first fiscal period that begins after June 15, 2006.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

4.

Accounts Payable and Accrued Charges

The Company has successfully negotiated for reductions in amounts owed to certain creditors in 2004.  These reductions resulted in the recognition of reduction of accounts payable and accrued charges of $1,142,152, which is shown as "forgiveness of debt" in the Statement of Earnings (Loss).

 5.

Loans from Related Parties

At December 31, 2004, the Company had outstanding loans from the following related parties:

a)

The Company had loans from Navitex Technology, Inc., a company which is controlled by one of the stockholders of the Company, with an outstanding balance of $6,085 as of December 31, 2004 (2003 - $nil).  This loan does not bear interest and has no fixed terms of repayment.

b)

The Company has loans from a director, with outstanding balances of $26,000 as of December 31, 2004 (2003 - $nil). Under a loan agreement, which was effective September 1, 2004, the director was entitled to shares equal to 3% of the authorized stock which was to be issued on April 30, 2005, representing interest on the loan.  The Company guaranteed that the value of shares would not be lower than $8,600 ($10,000 Canadian).  In the event that the value of shares was below $8,600, the director may elect to receive $8,600 cash in lieu of shares.  The director also had the option to convert the entire loan balance into 15% of the authorized stock of the Company for the balance of the principle and interest. The director has elected to receive $10,000 Canadian in lieu of shares which is to be paid along with the principle balance by December 31, 2006.

6.

Capital Stock

Authorized

500,000

preferred shares, at $.01 par value per share

66,126,267

common shares, at $0.001 par value per share

33,873,733

common shares, at $0.00063 par value per share

2004

2003

Issued and Outstanding

100,000,000

common shares

$

87,442

$

66,126

During 2004, the Company issued 33,873,733 common shares with a par value of $0.00063 per share to Navitex Canada Inc. to settle debt amounting to $21,316.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

7.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes".  SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The effects of future changes in tax laws or rates are not anticipated.

Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

The provision for income taxes has been computed as follows:

2004

2003

Expected income tax recovery (expense) at the
statutory rate of 34%

$

(350,476)

$

6,576

Tax effect of expenses that are not deductible for
income tax purposes (net of other amounts
deductible for tax purposes)

-

-

Tax effect of differences in the timing of deductibility
of items for income tax purposes:

-

-

Utilization of non-capital tax losses to offset current
taxable income

350,476

-

Valuation allowance

-

(6,576)

Provision for income taxes

$

-

$

-

The components of deferred income taxes are as follows:

2004

2003

Deferred income tax asset:

Net operating loss carryforwards

$

2,341,321

$

2,691,797

Valuation allowance

(2,341,321)

(2,691,797)

Deferred income taxes

$

-

$

-

7.

Income Taxes (cont'd)

The Company has tax losses available to be applied against future years' income.  Due to the losses incurred in the current year and expected future operating results, management determined that it is more likely than not that the deferred tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments. Accordingly, a 100% valuation allowance has been recorded for deferred income tax asset.

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(EXPRESSED IN U.S. DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

EWRX Internet Systems Inc.

We have audited the accompanying balance sheets of EWRX Internet Systems Inc. (A Development Stage Company) as of December 31, 2005 and 2004 and the related statements of (loss) earnings, stockholders' deficiency, and cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2005.   The financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended and the period from re-entering the development stage through to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes 1 and 2 to the financial statements, the Company is in the development stage, has incurred losses and negative working capital from operations, which raises substantial doubt about its ability to continue as a going concern.  Management's plans regarding these matters are described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Toronto, Canada

CHARTERED ACCOUNTANTS

November 15, 2006

SF Partnerhip, LLP   4950 Yonge St.    Suite 400

Toronto, Ontario, Canada M2N 6K1     416-250-1212

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Balance Sheets

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

2005

2004

ASSETS

Current

Cash

$

1,095

$

4,523

Total Assets

$

1,095

$

4,523

LIABILITIES

Current

Accounts payable and accrued charges (note 4)

$

204,074

$

219,337

Advances from stockholder

21,192

21,858

Loans from related parties (note 5)

63,749

32,085

Total Liabilities

289,015

273,280

STOCKHOLDERS' DEFICIENCY

Capital Stock (note 6)

87,442

87,442

Additional Paid-in Capital

7,200,274

7,200,274

Deficit Accumulated During the Development Stage

(7,575,636)

(7,556,473)

Total Stockholders' Deficiency

(287,920)

(268,757)

Total Liabilities and Stockholders' Deficiency

$

1,095

$

4,523

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of (Loss) Earnings

Years Ended December 31, 2005 and 2004, and the Period from

Re-entering the Development Stage Through to December 31, 2005

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

Stage Through

to December 31,

2005

2004

2005

Expenses

Professional fees

$

6,164

$

104,444

$

132,187

Foreign exchange loss

5,203

460

5,663

Office and general

2,725

-

8,230

Salary and wages

-

-

28,000

Management fees

-

-

15,000

14,092

104,904

189,080

Loss from Operations

(14,092)

(104,904)

(189,080)

Other (Income) Expenses

Interest and financing charges

5,071

6,436

32,564

Forgiveness of debt (note 5)

-

(1,142,152)

(1,142,152)

Total Other (Income) Expenses

5,071

(1,135,716)

(1,109,588)

(Loss) Earnings Before Income Taxes

(19,163)

1,030,812

920,508

Provision for income taxes (note 7)

-

-

-

Net (Loss) Earnings

$

(19,163)

$

1,030,812

$

920,508

Earnings per Share - Basic and Diluted

$

-

$

0.01

Weighted Average Number of Common Stock

100,000,000

92,297,206

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Stockholders' Deficiency

From Re-entering the Development Stage

Through to December 31, 2005

(Expressed in U.S. Dollars)

Deficit

Accumulated

Accumulated

Additional

During the

Other

Total

Number of

Capital

Paid-in

Development

Comprehensive

Stockholders'

Shares

Stock

Capital

Stage

Loss

Deficiency

Balance, December 31, 2001

20,704,140

$

20,704

$

6,967,848

$

(8,496,144)

$

-

$

(1,858,224)

Stock issued on settlement
of debt

1,276,227

1,276

197,872

-

-

199,148

Stock issued on Flashback
purchase

3,700,000

3,700

-

-

-

3,700

Stock issued on private
placement

445,900

446

44,144

-

-

44,590

Finance fee

-

-

(9,590)

-

-

(9,590)

Net loss

-

-

-

(71,799)

-

(71,799)

Balance, December 31, 2002

26,126,267

26,126

7,200,274

(8,567,943)

-

(1,341,543)

Stock issued on settlement
of debt

40,000,000

40,000

-

40,000

Net loss

-

-

-

(19,342)

-

(19,342)

Balance, December 31, 2003

66,126,267

66,126

7,200,274

(8,587,285)

-

(1,320,885)

Stock issued on settlement
of debt

33,873,733

21,316

-

-

-

21,316

Net earnings

-

-

-

1,030,812

-

1,030,812

Balance, December 31, 2004

100,000,000

87,442

7,200,274

(7,556,473)

-

(268,757)

Net loss

-

-

-

(19,163)

-

(19,163)

Balance, December 31,
2005

100,000,000

$

87,442

$

7,200,274

$

(7,575,636)

$

-

$

(287,920)

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.

(A DEVELOPMENT STAGE COMPANY)

Statements of Cash Flows

Years Ended December 31, 2005 and 2004 and the Period from

Re-entering the Development Stage Through to December 31, 2005

(Expressed in U.S. Dollars)

Period from

Re-entering the

Development

 Stage Through

 to December 31,

2005

2004

 2005

Cash Flows from Operating Activities

Net (loss) earnings

$

(19,163)

$

1,030,812

$

920,508

Expenses recovered

-

(1,142,152)

(1,142,152)

(19,163)

(111,340)

(221,644)

Changes in working capital

Accounts payable and accrued charges

(15,263)

75,204

114,435

Advances from stockholder

(666)

8,574

5,855

(15,929)

83,778

120,290

Net cash used in operating activities

(35,092)

(27,562)

(101,354)

Cash Flows from Financing Activities

Proceeds from stock subscriptions

-

-

38,700

Loans from related parties

31,664

32,085

58,835

Net cash provided by financing activities

31,664

32,085

97,535

Net (Decrease) Increase in Cash

(3,428)

4,523

(3,819)

Cash - beginning of  year

4,523

-

-

Cash - end of year

$

1,095

$

4,523

$

(3,819)

Supplemental Information:

Cash paid for interest

$

5,071

$

6,436

$

32,564

Cash paid for income taxes

$

-

$

-

$

-

Non-cash Financing Activity:

Stock issued on settlement of debt

$

-

$

21,316

$

260,464

(The accompanying notes are an integral part of these financial statements)

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

1.

Organization and Development Stage Activities

Organization

EWRX Internet Systems Inc. (the "Company")was incorporated on June 25, 1997 in the State of Nevada.

Development Stage Activities

Starting in 2001, the Company became inactive and its activities have been comprised mainly of administrative matters.

2.

Going Concern

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The Company has a negative working capital and a stockholders' deficiency of $283,006 as of December 31, 2005 (2004 - $268,757) and has reported a net loss of $14,249 for the year then ended.

The Company has been, and remains, dependent upon its stockholders and its ability to raise capital by selling equity securities to finance its operations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.

Summary of Significant Accounting Policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, and their basis of application is consistent.  Outlined below are those policies considered particularly significant:

a)

Use of Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements.  These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from these estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

b)

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The carrying amounts of the financial instruments reported on the balance sheet approximate their fair values due to the short-term nature of the instruments.

c)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards ("SFAS") No.  130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements.  Comprehensive income (loss) is presented in the statements of stockholders' deficiency, and consists of net earnings (losses) and unrealised gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87.  SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

d)

Income Tax

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

e)

(Loss) Earnings per Share

Basic (loss) earnings per share, which does not include any dilutive securities, is computed by dividing the (loss) earnings available to common stockholders by the weighted average number of common shares outstanding during the period as required by SFAS No. 128, "Earnings per Share". In contrast, diluted (loss) earnings per share considers the potential dilution that could occur from other financial instruments that would increase the total number of outstanding shares of common stock. There were no dilutive financial instruments for the years ended December 31, 2005 and 2004.

f)

Advances from stockholder

The advances have no fixed terms of repayment and bear no interest.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

g)

Foreign Translation Adjustment

The transactions of the Company were translated into U.S. dollars in accordance with the provisions of SFAS No. 52, Foreign Currency Translation.  Management has determined that the U.S. dollar is the functional currency of the Company.  In accordance with the provisions of SFAS 52, transaction gains and losses are included in the determination of income for the relevant periods.

h)

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment to FASB Statements No. 133 and 140" ("SFAS No. 155").  SFAS No. 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives.  SFAS No. 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133").  In addition, it amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities' ("SFAS No. 140"), to eliminate prohibition on a qualifying special-purpose entity from holding a derivative instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of the Company's first fiscal year that begins after September 15, 2006.  The implementation of SFAS No. 155 is not expected to have material impact of the Company's results of operations and financial position.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS No. 156").  SFAS No. 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights.  SFAS No. 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  The implementation of SFAS No. 156 is not expected to have a material impact on the Company's results of operations and financial position.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

3.

Summary of Significant Accounting Policies (cont'd)

h)

Recent Accounting Pronouncements (cont'd)

In April 2006, the FASB issued FASB Staff Position (“FSP”), FASB Interpretation No. (“FIN”) 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 provides accounting guidance on how to distinguish between arrangements that create variability (i.e., the risks and rewards) within an entity and arrangements that are subject to that variability (i.e., variable interests). FSP FIN 46(R)-6 is responding to a need for accounting guidance on arrangements that can be either assets or liabilities (e.g., derivative financial instruments). FSP FIN 46(R)-6 is effective for the first fiscal period that begins after June 15, 2006.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

4.

Accounts Payable and Accrued Charges

In 2004, the Company successfully negotiated for reductions in amounts owed to certain creditors.  These reductions resulted in the recognition of reduction of accounts payable and accrued charges of $1,142,152, which is shown as "forgiveness of debt" in the Statement of (Loss) Earnings.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

5.

Loans from Related Parties

At December 31, 2005 and 2004, the Company had outstanding loans from the following related parties:

a)

The Company had loans from Navitex Technology, Inc., a company which is controlled by one of the stockholders of the Company, with an outstanding balance of $7,223 (2004 - $6,085).  This loan does not bear interest and has no fixed terms of repayment.

b)

The Company has loans from a director, with outstanding balances of $51,612 (2004 - $26,000). Under a loan agreement, which was effective September 1, 2004, the director was entitled to shares equal to 3% of the authorized stock which was to be issued on April 30, 2005, representing interest on the loan.  The Company guaranteed that the value of shares would not be lower than $8,600 ($10,000 Canadian).  In the event that the value of shares was below $8,600, the director may elect to receive $8,600 cash in lieu of shares.  The director also had the option to convert the entire loan balance into 15% of the authorized stock of the Company for the balance of the principle and interest. The director has elected to receive $10,000 Canadian in lieu of shares which is to be paid along with the principle balance by December 31, 2006.

6.

Capital Stock

Authorized

500,000

preferred shares, at $.01 par value per share

66,126,267

common shares, at $0.001 par value per share

33,873,733

common shares, at $0.00063 par value per share

2005

2004

Issued and Outstanding

100,000,000

common shares

$

87,442

$

87,442

During 2004, the Company issued 33,873,733 common shares with a par value of $0.00063 per share to Navitex Canada Inc. to settle debt amounting to $21,316.

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

7.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes".  SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The effects of future changes in tax laws or rates are not anticipated.

Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

The provision for income taxes has been computed as follows:

2005

2004

Expected income tax recovery (expense) at the
statutory rate of 34%

$

6,515

$

(350,476)

Tax effect of expenses that are not deductible for
income tax purposes (net of other amounts
deductible for tax purposes)

-

-

Tax effect of differences in the timing of deductibility
of items for income tax purposes:

-

-

Utilization of non-capital tax losses to offset current
taxable income

-

350,476

Valuation allowance

(6,515)

-

Provision for income taxes

$

-

$

-

EWRX INTERNET SYSTEMS INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

December 31, 2005 and 2004

(Expressed in U.S. Dollars)

7.

Income Taxes  (cont'd)

The components of deferred income taxes are as follows:

2005

2004

Deferred income tax asset:

Net operating loss carryforwards

$

2,347,836

$

2,341,321

Valuation allowance

(2,347,836)

(2,341,321)

Deferred income taxes

$

-

$

-

The Company has tax losses available to be applied against future years' income.  Due to the losses incurred in the current year and expected future operating results, management determined that it is more likely than not that the deferred tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments. Accordingly, a 100% valuation allowance has been recorded for deferred income tax asset.